UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: July 21, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces Changes to its Board of Directors

Guangzhou, China, July 18, 2014 (GLOBE NEWSWIRE) – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that its board of directors (the “Board”) has appointed Dr. Feng Li as an independent director, effective July 17, 2014. Dr. Feng Li will succeed Mr. Xiaosong Zhang in his role as the chairman of the audit committee of the Board and as a member of the compensation committee and nominating and corporate governance committee of the Board. Additionally, Mr. Xiaosong Zhang has resigned from the Board due to personal reasons, effective July 17, 2014.

Dr. Liis currently a professor of accounting with tenure at the University of Michigan’s Stephen M. Ross School of Business. He has authored publications over a range of topics, including employee stock options, annual report readability, and earnings forecasts. Dr. Li has also participated in a variety of consulting projects for the leading assets management firms or funds. Dr. Li has spoken as a distinguished guest at top universities, including Harvard and Stanford. Dr. Li received his Ph.D. in accounting and MBA from the University of Chicago, and received his bachelor’s degree in economics from Fudan University in China.

Mr. Yuqiang Deng, Chairman and Chief Executive Officer of Sungy Mobile, stated, “We are excited to welcome Dr. Li to our board. His extensive knowledge of corporate finance and accounting will be a great asset for Sungy Mobile, as we strive to enhance our executive team, strengthen corporate governance practices and maximize shareholder value. We look forward to the immense expertise and fresh perspective he will bring to the Company and the board. In addition, we would also like to thank Xiaosong for his great service and contribution to the Company.”

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day. For more information, please visit http://www.sungymobile.com.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact:

ICR, LLC

Calvin Jiang

Tel: +1-646-417-5388

Email: IR@sungymobile.com

Source: Sungy Mobile Limited

5